Kinetics Mutual Funds, Inc.
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 23, 2024
Soo Im-Tang
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Kinetics Mutual Funds, Inc. (the “Company”) Kinetics Spin-Off and Corporate Restructuring Fund (the “Fund”) File Nos. 333-78275 and 811-09303
Dear Ms. Im-Tang:
This correspondence responds to comments that the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 80 to the Company’s Registration Statement on Form N-1A filed February 28, 2024 (the “Amendment”) with respect to the Fund, a series of the Company. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment. We are filing this CORRESP at least five calendar days prior to the effectiveness of this Amendment.
Prospectus
Comment 1.In the Summary Section (Principal Investment Strategy), please disclose that the wholly owned subsidiary’s (the “Subsidiary”) management fee, including any performance fee, if any, is included in the management fees, and the Subsidiary’s expenses are included in other expenses in the Fund’s expense table. Please provide a complete fee table in your response letter filed as correspondence.
Response:    The requested change has been made and the Fund’s completed fee table is attached hereto as Exhibit A.
Comment 2.Please disclose that the Fund either does not, or does not currently, intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

Response:    The requested change has been made by adding the following as the last sentence of the sixth paragraph of the "Principal Investment Strategy" section, "The Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund."
Comment 3.Please disclose that the Subsidiary includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.
Response:    The requested change has been made by adding the following as the sixth sentence of the sixth paragraph of the "Principal Investment Strategy" section, "The Subsidiary includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund."

Comment 4.Please disclose that any investment adviser to the Subsidiary complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) related to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is investment adviser to the both the Fund and the Subsidiary, then for purposes of complying with Section 15c, the reviews of the Fund’s and Subsidiary’s investment advisory agreements may be combined.

Response:    The requested change has been made by revising the fourth sentence of the sixth paragraph in the "Principal Investment Strategy" section to read, "The Subsidiary also complies with Section 17 of the 1940 Act, relating to affiliated transactions and custody, and the Investment Adviser complies with Section 15 of the 1940 Act, relating to investment advisory contracts with respect to the Subsidiary." The Fund acknowledges the Staff’s comment regarding its investment advisory agreements.

Comment 5.Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund, and if not, why not?

Response:    The Fund acknowledges the Staff's comment and confirms that it will consolidate the financial statements of the Subsidiary with the financial statements of the Fund.

Comment 6.Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and rules thereunder.
Response:    The Fund confirms that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.
Comment 7.On page 21 of the Prospectus in the section titled, Principal Investment Risks -- Tax Risks with respect to a controlled foreign corporation (a “CFC”), please confirm in correspondence that the CFC and its board of directors will agree to designate an agent for service of process in the United States.
Response:    The Fund confirms that the Subsidiary and its board will agree to designate an agent for service of process in the US.
Comment 8.On page 3 of the Prospectus in the section titled, Principal Investment Strategy, please disclose in bold face type that the Fund will not invest directly in Bitcoin or other cryptocurrency assets. We note that you generally use the term “cryptocurrency” to describe Bitcoin and similar crypto assets. Please generally use the term “crypto asset” or “digital asset” and clarify that although Bitcoin and similar crypto assets may be referred to as cryptocurrencies, virtual currencies, or digital currencies, they currently are not widely accepted as a medium of exchange.
Response:    The requested changes have been made (see proposed revision in response to the Staff's Comment 9 below.)

Comment 9.Please specify the crypto assets in which the Fund may invest indirectly as well as other investment vehicles that may be considered for this purpose. With regard to other investment vehicles, please describe their investment objective and strategies, as well as related risks and challenges, and disclose whether they are registered as investment companies under the 1940 Act. Insofar as they are not so registered (e.g., for instance spot bitcoin or exchange-traded products (ETPs)), please disclose that investors in these products do not receive protections under the 1940 Act.

Response:    The Fund will remove the fourth paragraph under the “Principal Investment Strategy” and replace it with the following:
“The Fund may invest in crypto assets, including bitcoin or BTC, bitcoin cash or BCH, Litecoin or LTC, indirectly through other investment vehicles. The Fund will not invest directly in Bitcoin or other crypto assets. Certain of these vehicles may not be registered under the 1940 Act and do not receive the protections of the 1940 Act. The Fund may contribute a portion of its indirect holdings in crypto assets to a wholly-owned and controlled subsidiary organized under the laws of the Cayman Islands (a “Subsidiary”).
The Fund may invest indirectly in bitcoin through a Delaware statutory trust, Grayscale Bitcoin Trust ETF (“GBTC”) and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Trust ETF is one of the first spot Bitcoin ETFs in the U.S. It enables investors to gain exposure to bitcoin in the form of a security while avoiding the challenges of buying, storing, and safekeeping bitcoin, directly.
The Fund may invest indirectly in bitcoin cash through a Delaware statutory trust, Grayscale Bitcoin Cash Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Cash Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Bitcoin Cash Trust may trade at a premium or discount.
The Fund may invest indirectly in Litecoin through a Delaware statutory trust, Grayscale Litecoin Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Litecoin Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506 (c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Litecoin Trust may trade at a premium or discount."

In addition, the Fund will replace the disclosure under “Cryptocurrency Exposure Risk” under the “Principal Risks of Investing” section with the following:

Crypto Asset Exposure Risk

Crypto assets (also referred to as “virtual currencies” and “digital currencies”) are digital assets designed to act as a medium of exchange. Although crypto assets are an emerging asset class, they are not presently widely accepted as a medium of exchange. There are thousands of crypto assets, the most well-known of which is bitcoin.

Bitcoin or BTC was the first decentralized crypto asset. Bitcoin is a digital commodity that is not issued by a government, bank or central organization. Bitcoin exists on an online, peer-to-peer computer network that hosts a public transaction ledger where crypto assets transfers are recorded (the “Blockchain”). Bitcoin has no physical existence beyond the record of transactions on the Blockchain. The bitcoin network allows people to exchange tokens of value, bitcoins, which are recorded on a public transaction ledger known as a blockchain. The Fund may invest indirectly in bitcoin through a Delaware statutory trust, Grayscale Bitcoin Trust ETF (“GBTC”) and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Trust ETF is one of the first spot Bitcoin ETFs in the U.S. It enables investors to gain exposure to bitcoin in the form of a security while avoiding the challenges of buying, storing, and safekeeping bitcoin, directly.

Bitcoin cash or BCH, an alternative software implementation of bitcoin, is very similar to bitcoin, but operates on a separate Blockchain and has the ability to process transactions more quickly than the bitcoin network. The Fund may invest indirectly in bitcoin cash through a Delaware statutory trust, Grayscale Bitcoin Cash Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Cash Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Bitcoin Cash Trust may trade at a premium or discount.

Litecoin or LTC, is a decentralized peer-to-peer crypto asset and open-source software project that was inspired by bitcoin and enables instant payments to anyone in the world. The Fund may invest indirectly in Litecoin through a Delaware statutory trust, Grayscale Litecoin Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Litecoin Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Litecoin Trust may trade at a premium or discount.

In addition to the general risks of investing in other investment vehicles, the value of the Fund’s indirect investments in crypto assets are subject to fluctuations in the value of the crypto asset, which can be highly volatile. The value of cryptocurrencies is determined by the supply and demand for crypto assets in the global market for the trading of crypto assets, which consists primarily of transactions on crypto asset trading platforms. The value of crypto assets has been, and may continue to be, substantially dependent on speculation, such that trading and investing in crypto assets generally may not be based on fundamental analysis. The Fund’s exposure to crypto assets can result in substantial losses to the Fund.

Crypto assets facilitate decentralized, peer-to-peer financial exchange and value storage that is used like money, without the oversight of a central authority or banks. The value of crypto assets are not backed by any government, corporation, or other identified body. Similar to fiat currencies (i.e., a currency that is backed by a central bank or a national, supra-national or quasi-national organization), cryptocurrencies are susceptible to theft, loss and destruction.

Crypto assets trade on crypto asset trading platforms, which are largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. These crypto asset trading platforms can cease operating temporarily or even permanently, resulting in the potential loss of users’ crypto assets or other market disruptions. Crypto asset trading platforms may be more exposed to the risk of market manipulation than exchanges for more traditional assets. Individuals or organizations holding a large amount of crypto assets in which the Fund may invest indirectly (also known as “whales”) may have the ability to manipulate the prices of those crypto assets. Crypto asset trading platforms on which crypto assets are traded are or may become subject to enforcement actions by regulatory authorities. Crypto asset trading platforms that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers or their markets to the same extent that regulated securities exchanges or futures exchanges are required to do so. Furthermore, many crypto asset trading platforms lack certain safeguards established by more traditional exchanges to enhance the stability of trading on the exchange, such as measures designed to prevent sudden drops in value of items traded on the exchange (i.e., “flash crashes”). As a result, the prices of crypto assets on crypto asset trading platforms may be subject to larger and more frequent sudden declines than assets traded on more traditional exchanges.

Crypto Asset Industry Risk

The crypto asset industry is a newer, speculative, and still-developing industry that faces many risks. The crypto asset industry may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. In addition, several other entities in the crypto asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC. In response to these events, the prices of cryptocurrencies have experienced extreme volatility and other entities in the crypto asset industry have been, and may continue to be, negatively affected, further undermining confidence in the crypto asset industry. These events are continuing to develop and the full facts are continuing to emerge. It is not possible to predict at this time all of the risks that they may pose to the Fund, its service providers or to the crypto asset industry as a whole.

Factors affecting the further development of crypto assets include, but are not limited to, continued worldwide growth or possible cessation or reversal in the adoption and use of crypto assets and other digital assets; government and quasi-government regulation or restrictions on or regulation of access to and operation of digital asset networks; changes in consumer demographics and public preferences; maintenance and development of open-source software protocol; availability and popularity of other forms or methods of buying and selling goods and services; the use of the networks supporting digital assets, such as those for developing smart contracts and distributed applications; general economic conditions and the regulatory environment relating to digital assets; negative consumer or public perception; and general risks tied to the use of information technologies, including cyber risks. A hack or failure of one crypto assets may lead to a loss in confidence in, and thus decreased usage and/or value of, other cryptocurrencies.

Crypto Asset Regulatory Risk

Crypto asset markets in the U.S. exist in a state of regulatory uncertainty. Regulatory changes or actions by Congress as well as U.S. federal or state agencies may adversely affect the value of the Fund’s indirect investments in crypto assets. As digital assets have grown in both popularity and market size, a number of state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, the Securities and Exchange Commission, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain digital assets may be classified as securities and that both those digital assets and any related initial coin offerings are subject to securities regulations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against virtual currency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from virtual currency activity.

Currently, there is relatively limited use of crypto assets in the retail and commercial marketplace, which contributes to price volatility. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the value of cryptocurrencies, either of which could adversely impact the value of the Fund’s investment. In addition, to the extent market participants develop a preference for one crypto assets over another, the value of the less preferred crypto assets would likely be adversely affected.

The Fund’s exposure to crypto assets may change over time and, accordingly, such exposure may not be represented in the Fund’s portfolio at any given time. Many significant aspects of the tax treatment of investments in crypto assets are uncertain, and a direct or indirect investment in crypto assets may produce non-qualifying income. Crypto assets are a new technological innovation with a limited history; it is a highly speculative asset and future regulatory actions or policies may limit, perhaps to a materially adverse extent, the value of the Fund’s indirect investment in crypto assets and the ability to exchange a crypto assets or utilize it for payments.

Comment 10.Please revise the following disclosure found on page 3 of the Prospectus in the section titled, Principal Investment Strategy, so that it does not suggest that all native crypto assets of public, permissionless blockchains are the same and/or are issued in the same manner. Also describe the crypto assets in which the Fund may invest indirectly; the relationship of these crypto assets to their respective blockchains; the applications and use cases that these crypto assets and their respective blockchains have been designed to support; and how these crypto assets and their respective blockchains differ from one another in terms of such intended applications and use cases, among others.

“Cryptocurrency is a digital commodity that is not issued by a government, bank or central organization. Cryptocurrency exists on an online, peer-to-peer computer network that hosts a public transaction ledger where cryptocurrency transfers are recorded (the “Blockchain”).”
Response:    The requested change has been made (see proposed revision in response to the Staff’s Comment No. 9 above).

Comment 11.In the risk discussion please address the risks that are specific to crypto assets and blockchain, for example, in terms of Bitcoin, please address the following;

1) disclose the Bitcoin blockchain may be vulnerable to attacks to the extent there are “miners” or “groups of miners” that possess greater than 50% of blockchain “hashing” power;

2) disclose that proposed changes to the bitcoin blockchain’s protocol may not be adopted by a sufficient number of users and miners, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”) and give examples of forks (e.g., the fork resulting in the bitcoin cash blockchain);

3) disclose that the bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers;

4) disclose the risks or challenges posed by the emergence of other public, permissionless blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, and explain the potential impact on the demand for, and value of, bitcoin and hence the value of the Fund’s crypto asset-related investments. Please also explain the common impediments and/or disadvantages of adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, and the variability of transaction fees and the volatility of Bitcoin price. Explain that further developments and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (for example, the Lightning Network) and any risks or challenges that they pose to the blockchain or Bitcoin. In this regard, you should note the risk(s) related to transactions other than opening and closing transactions being executed off the blockchain; and,

5) disclose the risks and challenges related to the adoption and use of other blockchains that support more advanced applications and use cases than the Bitcoin blockchain, such as those blockchains that are specifically designed to support the development, deployment, and operation of smart contracts, for example, Ethereum.
Response:    Pursuant to the Staff’s comment, the “Cryptocurrency Exposure Risk” under the “Principal Risks of Investing” section of the Prospectus has been replaced with the following:
Crypto Asset Exposure Risk. Crypto assets (also referred to as “virtual currencies” and “digital currencies”) are digital assets designed to act as a medium of exchange. Although crypto assets are an emerging asset class, they are not presently widely accepted as a medium of exchange. There are thousands of crypto assets, the most well-known of which is bitcoin.
Bitcoin or BTC was the first decentralized crypto asset. Bitcoin is a digital commodity that is not issued by a government, bank or central organization. Bitcoin exists on an online, peer-to-peer computer network that hosts a public transaction ledger where crypto assets transfers are recorded (the “Blockchain”). Bitcoin has no physical existence beyond the record of transactions on the Blockchain. The bitcoin network allows people to exchange tokens of value, bitcoins, which are recorded on a public transaction ledger known as a blockchain. The Fund may invest indirectly in bitcoin through a Delaware statutory trust, Grayscale Bitcoin Trust ETF (“GBTC”) and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Trust ETF is one of the first spot Bitcoin ETFs in the U.S. It enables investors to gain exposure to bitcoin in the form of a security while avoiding the challenges of buying, storing, and safekeeping bitcoin, directly.

Bitcoin cash or BCH, an alternative software implementation of bitcoin, is very similar to bitcoin, but operates on a separate Blockchain and has the ability to process transactions more quickly than the bitcoin network. The Fund may invest indirectly in bitcoin cash through a Delaware statutory trust, Grayscale Bitcoin Cash Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Cash Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Bitcoin Cash Trust may trade at a premium or discount.
Litecoin or LTC, is a decentralized peer-to-peer crypto asset and open-source software project that was inspired by bitcoin and enables instant payments to anyone in the world. The Fund may invest indirectly in Litecoin through a Delaware statutory trust, Grayscale Litecoin Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Litecoin Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Litecoin Trust may trade at a premium or discount.
In addition to the general risks of investing in other investment vehicles, the value of the Fund’s indirect investments in crypto assets are subject to fluctuations in the value of the crypto asset, which can be highly volatile. The value of cryptocurrencies is determined by the supply and demand for crypto assets in the global market for the trading of crypto assets, which consists primarily of transactions on crypto asset trading platforms. The value of crypto assets has been, and may continue to be, substantially dependent on speculation, such that trading and investing in crypto assets generally may not be based on fundamental analysis. The Fund’s exposure to crypto assets can result in substantial losses to the Fund.
Crypto assets facilitate decentralized, peer-to-peer financial exchange and value storage that is used like money, without the oversight of a central authority or banks. The value of crypto assets are not backed by any government, corporation, or other identified body. Similar to fiat currencies (i.e., a currency that is backed by a central bank or a national, supra-national or quasi-national organization), cryptocurrencies are susceptible to theft, loss and destruction.
Crypto Asset Trading Platform Risk
Crypto assets trade on crypto asset trading platforms, which are largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. These crypto asset trading platforms can cease operating temporarily or even permanently, resulting in the potential loss of users’ crypto assets or other market disruptions. Crypto asset trading platforms may be more exposed to the risk of market manipulation than exchanges for more traditional assets. Individuals or organizations holding a large amount of crypto assets in which the Fund may invest indirectly (also known as “whales”) may have the ability to manipulate the prices of those crypto assets. Crypto asset trading platforms on which crypto assets are traded are or may become subject to enforcement actions by regulatory authorities. Crypto asset trading platforms that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers or their markets to the same extent that regulated securities exchanges or futures exchanges are required to do so. Furthermore, many crypto asset trading platforms lack certain safeguards established by more traditional exchanges to enhance the stability of trading on the exchange, such as measures designed to prevent sudden drops in value of items traded on the exchange (i.e., “flash crashes”). As a result, the prices of crypto assets on crypto asset trading platforms may be subject to larger and more frequent sudden declines than assets traded on more traditional exchanges.

Crypto Asset Industry Risk
The crypto asset industry is a newer, speculative, and still-developing industry that faces many risks. The crypto asset industry may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. In addition, several other entities in the crypto asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC. In response to these events, the prices of cryptocurrencies have experienced extreme volatility and other entities in the crypto asset industry have been, and may continue to be, negatively affected, further undermining confidence in the crypto asset industry. These events are continuing to develop and the full facts are continuing to emerge. It is not possible to predict at this time all of the risks that they may pose to the Fund, its service providers or to the crypto asset industry as a whole.
Factors affecting the further development of crypto assets include, but are not limited to, continued worldwide growth or possible cessation or reversal in the adoption and use of crypto assets and other digital assets; government and quasi-government regulation or restrictions on or regulation of access to and operation of digital asset networks; changes in consumer demographics and public preferences; maintenance and development of open-source software protocol; availability and popularity of other forms or methods of buying and selling goods and services; the use of the networks supporting digital assets, such as those for developing smart contracts and distributed applications; general economic conditions and the regulatory environment relating to digital assets; negative consumer or public perception; and general risks tied to the use of information technologies, including cyber risks. A hack or failure of one crypto assets may lead to a loss in confidence in, and thus decreased usage and/or value of, other cryptocurrencies.
Crypto Asset Regulatory Risk
In particular, Crypto asset markets in the U.S. exist in a state of regulatory uncertainty. Regulatory changes or actions by Congress as well as U.S. federal or state agencies may adversely affect the value of the Fund’s indirect investments in crypto assets. As digital assets have grown in both popularity and market size, a number of state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, the Securities and Exchange Commission, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain digital assets may be classified as securities and that both those digital assets and any related initial coin offerings are subject to securities regulations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against virtual currency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from virtual currency activity.
Currently, there is relatively limited use of crypto assets in the retail and commercial marketplace, which contributes to price volatility. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the value of cryptocurrencies, either of which could adversely impact the value of the Fund’s investment. In addition, to the extent market participants develop a preference for one crypto asset over another, the value of the less preferred crypto assets would likely be adversely affected.
The Fund’s exposure to crypto assets may change over time and, accordingly, such exposure may not be represented in the Fund’s portfolio at any given time. Many significant aspects of the tax treatment of investments in crypto assets are uncertain, and a direct or indirect investment in crypto assets may produce non-qualifying income. Crypto assets are a new technological innovation with a limited history; it is a highly speculative asset and future regulatory actions or policies may limit, perhaps to a materially adverse extent, the value of the Fund’s indirect investment in crypto assets and the ability to exchange a crypto assets or utilize it for payments.
Bitcoin Risks

Bitcoin is a relatively new innovation with a limited history and the market for bitcoin is volatile and subject to rapid price swings, changes and uncertainty and is a largely unregulated marketplace. Bitcoin is subject to the risk of fraud, theft, manipulation or security failures, operational or other problems that impact bitcoin trading venues. Newly created bitcoin are generated through a process referred to as “mining,” and such bitcoin are referred to as “newly mined bitcoin.” Approximately 900 newly mined bitcoin are created each day. “Halving” events occur periodically, further decreasing the amount of newly mined bitcoin created each day. If entities engaged in bitcoin mining choose not to hold the newly mined bitcoin, and, instead, make them available for sale, there can be downward pressure on the price of bitcoin which could negatively affect an investment in the Fund. Miners may cease expanding processing power to create blocks and verify transactions if they are not adequately compensated, which may negatively impact the development of the bitcoin network and adversely affect the price of bitcoin.

As a digital asset, bitcoin is subject to the risk that malicious actors will exploit flaws in its code or structure that will allow them to, among other things, steal bitcoin held by others, control the blockchain, steal personally identifying information, or issue significant amounts of bitcoin in contravention of the bitcoin blockchain code. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of bitcoin. A malicious actor may attack in various ways, including a “50 Percent Attack” or a spam attack. If a malicious actor obtains a majority of the processing power dedicated to mining, it will be able to exert unilateral control over the addition of blocks to the blockchain. As long as the malicious actor enjoys this majority it may be able to double-spend its own bitcoin (i.e., spend the same bitcoin in two or more conflicting transactions) as well as prevent the confirmation of other bitcoin transactions. If such a scenario were to occur, it could adversely affect an investment in the Fund. A malicious actor could also attempt to flood the pool of unconfirmed transactions with tens of thousands of transactions in an effort to significantly slow the confirmation of legitimate transactions across the bitcoin network. Such a delay, if sustained for extended periods of time, could negatively impact the secondary market price of bitcoin. These or any other form of attack on the bitcoin network could adversely affect an investment in the Fund.

There is no central registry showing which individuals or entities own bitcoin or the quantity of bitcoin that is owned by any particular person or entity. There are no regulations in place that would prevent a large holder of bitcoin or a group of holders from selling their bitcoin which could depress the price of bitcoin or otherwise attempting to manipulate the price of bitcoin or the bitcoin network. A significant portion of bitcoin is held by a small number of holders sometimes referred to as “whales.” These holders have the ability to manipulate the price of bitcoin. Events that reduce user confidence in bitcoin, the bitcoin network and the fairness of bitcoin trading venues could have a negative impact on the price of bitcoin. The realization of any of these risks could result in a decline in the acceptance of bitcoin and consequently a reduction in the value of bitcoin.

From time to time, the developers suggest changes to the bitcoin software. If a sufficient number of miners or validators elect not to adopt the changes, a new digital asset, operating on the earlier version of the software, may be created. This is often referred to as a “fork.” The creation of a “fork” or a substantial giveaway of bitcoin (sometimes referred to as an “air drop”) may result in significant and unexpected declines in the value of bitcoin. Network contributors could propose amendments to the bitcoin network’s protocols and software that, if accepted and authorized by the bitcoin network, could adversely affect an investment in the Fund.

Bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of bitcoin and therefore the value of an investment of the Fund.

Bitcoin was developed as an alternative payment system but has not yet achieved this objective, which may adversely affect its value. The emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, may negatively impact on the demand for and value of bitcoin and an investment in the Fund. The common impediments and/or disadvantages to adopting the bitcoin blockchain as a payment network include, but are not limited to, the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price.

The development and adoption of other blockchains, such as the Ethereum blockchain, may compete with bitcoin and result in a reduction in the use of bitcoin and the Bitcoin blockchain. The sophisticated and multi-use nature of the Ethereum blockchain and the fact that the absolute amount of ether is limited may result in greater adoption of the Ethereum blockchain by users, which may negatively affect the value of bitcoin and the Bitcoin blockchain.

Further development and use of the bitcoin blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions (i.e., separate blockchains that extends the bitcoin blockchain and inherits the security guarantees of bitcoin in order to increase transaction throughput and reduce transaction fees), which may not be implemented correctly which may negatively impact the bitcoin blockchain and bitcoin.

The bitcoin network’s functionality relies on the internet. A significant disruption of internet connectivity affecting large numbers of users or geographic areas could impede the functionality of the bitcoin network and adversely affect the Fund. In addition, certain features of the bitcoin network, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

Blockchain Technology Risk

Blockchain technology is a relatively new and untested technology which operates as a distributed ledger. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Access to a given blockchain requires an individualized key, which, if compromised, could result in loss due to theft, destruction or inaccessibility. There is little regulation of blockchain technology other than the intrinsic public nature of the blockchain system. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology.

The adoption of blockchain and the development of competing platforms or technologies could affect its usage. There are currently a number of competing blockchain platforms with competing intellectual property claims. The uncertainty inherent in these competing technologies could cause companies to use alternatives to blockchain. In addition, blockchain networks may undergo technological developments or upgrades. Certain upgrade proposals to a blockchain may not be accepted by all the participants in an ecosystem. If one significant group adopts a proposed upgrade and another does not – or if groups adopt different upgrades – this can result in a “fork” of the blockchain, wherein two distinct sets of users and validators or users and miners run two different versions of a protocol. If the versions are sufficiently different such that the two versions of the protocol cannot simultaneously maintain and update a shared record of the blockchain database, it is called a “hard fork.” A hard fork can result in the creation of two competing blockchains, each with its own native crypto assets.

Lastly, technological developments may lead to technical or other flaws (including undiscovered flaws) in the underlying blockchain technology, including in the process by which transactions are recorded to a blockchain, or by which the validity of a copy of such blockchain can be proven, or the development of new or existing hardware or software tools or mechanisms that could negatively impact the functionality of the blockchain systems, all of which could negatively impact Fund shares.

Comment 12.On page 5 of the Prospectus in the section titled, Principal Investment Risks--Cryptocurrency Exposure Risk, please also disclose that the value of crypto assets has been and may continue to be substantially based on speculation, such that trading and investing in these assets generally may not be based on fundamental analysis.

Response:    The requested disclosure has been added (see proposed revision in response to the Staff’s Comment No. 9 above).
Comment 13.On page 5 of the Prospectus in the section titled, Principal Investment Risks--Cryptocurrency Exposure Risk, with respect to the following language, please do not refer to the markets on which crypto assets trade as “exchanges” as these entities are not registered as national security exchanges under Section 6 of the Securities Exchange Act of 1934. Please refer to these markets as “crypto asset trading platforms” or use another similar term that does not suggest they are “exchanges.”

“Cryptocurrency exchanges may stop operating or permanently shut down due to fraud, technical glitches, hackers or malware. Cryptocurrency markets are also potentially subject to market manipulation.”

Response:    The requested change has been made.
Comment 14.Please also disclose the risks related to the fragmentation and lack of regulatory compliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.
Response:    The requested disclosure has been added in the revised “Crypto Asset Exposure Risk” disclosure under the Principal Investments Risk section (see proposed revision in response to the Staff’s Comment No. 9 above).

Comment 15.Please disclose that crypto asset trading platforms on which crypto assets are traded are or may become subject to enforcement actions by regulatory authorities.
Response:    The requested disclosure has been added in the revised “Crypto Asset Exposure Risk” disclosure under the “Principal Investments Risk” section (see proposed revision in response to the Staff’s Comment No. 9 above).
Comment 16.Please disclose that individuals or organizations holding a large amount of crypto assets in which the Fund may invest indirectly (also known as “whales”) may have the ability to manipulate the prices of those crypto assets.
Response:    The requested disclosure has been added in the revised “Crypto Asset Exposure Risk” disclosure under the “Principal Investments Risk” section (see proposed revision in response to the Staff’s Comment No. 9 above).
Comment 17.On page 15 of the Prospectus, in the section titled, “Principal Risks of Investing - Cryptocurrency Exposure Risk,” specifically as part of the discussion beginning with “The value of cryptocurrency may decline precipitously ...”, please also discuss the exposure of the crypto assets that the Fund may invest in indirectly to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of respective blockchains can nonetheless precipitate a significant decline in the price of these crypto assets (for example, the collapse of Terra USD in May 2022 and FTX Trading Ltd. in November 2022).
Response:    The requested disclosure has been added in the revised “Crypto Asset Exposure Risk” disclosure under the “Principal Investments Risk” section (see proposed revision in response to the Staff’s Comment No. 9 above).
Statement of Additional Information
Comment 18.In correspondence, please complete either all bracketed information is accurate or will be included prior to effectiveness.
Response:    The Fund confirms all missing and bracketed information will be completed and updated prior to effectiveness of the Registration Statement.
Comment 19.On page 10 under “Cryptocurrency Investments,” specifically with respect to the last two sentences of the first paragraph, please note that Grayscale Bitcoin Trust (GBT) invests directly in bitcoin and not bitcoin cash and GBT is now an exchange-traded product that engages in a continuous public offering of its securities in accordance with the 1933 Act. Please revise applicable disclosure accordingly. Also, as noted in a prior comment, please provide disclosure related to this investment vehicle and other investment vehicles in which the Fund may obtain indirect exposure to Bitcoin or other crypto assets.
Response:    The Fund has revised the disclosure under “Cryptocurrency Investments” as follows:
“Crypto Asset Investments

Crypto assets (also referred to as “virtual currencies” and “digital currencies”) are digital assets designed to act as a medium of exchange. Although crypto assets are an emerging asset class, they are not presently widely accepted as a medium of exchange. There are thousands of crypto assets, the most well-known of which is Bitcoin.

Bitcoin or BTC was the first decentralized crypto asset. It is created and transmitted through the operations of the peer-to-peer bitcoin network, a decentralized network of computers that operates on cryptographic protocols. The bitcoin network allows people to exchange tokens of value, Bitcoins, which are recorded on a public transaction ledger known as a blockchain. The Fund may invest indirectly in Bitcoin through a Delaware statutory trust, Grayscale Bitcoin Trust ETF (“GBTC”) and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Trust ETF is one of the first spot Bitcoin ETFs in the U.S. It enables investors to gain exposure to Bitcoin in the form of a security while avoiding the challenges of buying, storing, and safekeeping Bitcoin, directly.

Bitcoin cash or BCH, an alternative software implementation of bitcoin, is very similar to Bitcoin, but operates on a separate Blockchain and has the ability to process transactions more quickly than the bitcoin network. The Fund may invest indirectly in Bitcoin Cash through a Delaware statutory trust, Grayscale Bitcoin Cash Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Bitcoin Cash Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Bitcoin Cash Trust may trade at a premium or discount.

Litecoin or LTC, is a decentralized peer-to-peer cryptocurrency and open-source software project that was inspired by Bitcoin and enables instant payments to anyone in the world. The Fund may invest indirectly in Litecoin through a Delaware statutory trust, Grayscale Litecoin Trust and through other pooled investment vehicles that provide exposure to digital commodities. Grayscale Litecoin Trust offers shares on a periodic basis through private placements pursuant to the exemption from registration provided by Rule 506(c) under Regulation D of the Securities Act, and its shares are also available over-the-counter. The shares of the Grayscale Litecoin Trust may trade at a premium or discount.

In addition to the general risks of investing in other investment vehicles, the value of the Fund’s indirect investments in crypto assets are subject to fluctuations in the value of the crypto asset, which can be highly volatile. The value of crypto assets is determined by the supply and demand for crypto assets in the global market for the trading of crypto assets, which consists primarily of transactions on crypto asset trading platforms. The price of bitcoin cash could drop precipitously (including to zero) for a variety of reasons including but not limited to regulatory changes, a crisis of confidence in the bitcoin cash network or a change in user preference to competing cryptocurrencies. The Fund’s exposure to crypto assets can result in substantial losses to the Fund.

Crypto assets facilitate decentralized, peer-to-peer financial exchange and value storage that is used like money, without the oversight of a central authority or banks. The value of crypto assets is not backed by any government, corporation, or other identified body. Similar to fiat currencies (i.e., a currency that is backed by a central bank or a national, supra-national or quasi-national organization), cryptocurrencies are susceptible to theft, loss and destruction.

Cryptocurrencies trade on crypto asset trading platforms, which are largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. These crypto asset trading platforms can cease operating temporarily or even permanently, resulting in the potential loss of users’ crypto assets or other market disruptions. Crypto asset trading platforms may be more exposed to the risk of market manipulation than exchanges for more traditional assets. Crypto asset trading platforms that are regulated typically must comply with minimum net worth, cybersecurity, and anti-money laundering requirements, but are not typically required to protect customers or their markets to the same extent that regulated securities exchanges or futures exchanges are required to do so. Furthermore, many crypto asset trading platforms lack certain safeguards established by more traditional exchanges to enhance the stability of trading on the exchange, such as measures designed to prevent sudden drops in value of items traded on the exchange (i.e., “flash crashes”). As a result, the prices of cryptocurrencies on crypto asset trading platforms may be subject to larger and more frequent sudden declines than assets traded on more traditional exchanges.

The crypto asset industry is a newer, speculative, and still-developing industry that faces many risks. The crypto asset industry may still be experiencing a bubble or may experience a bubble again in the future. For example, in the first half of 2022, each of Celsius Network, Voyager Digital Ltd., and Three Arrows Capital declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX Trading Ltd. (“FTX”), one of the largest digital asset platforms by volume at the time, halted customer withdrawals amid rumors of the company’s liquidity issues and likely insolvency, which were subsequently corroborated by its CEO. Shortly thereafter, FTX’s CEO resigned and FTX and many of its affiliates filed for bankruptcy in the United States, while other affiliates have entered insolvency, liquidation, or similar proceedings around the globe, following which the U.S. Department of Justice brought criminal fraud and other charges, and the SEC and CFTC brought civil securities and commodities fraud charges, against certain of FTX’s and its affiliates’ senior executives, including its former CEO. In addition, several other entities in the crypto asset industry filed for bankruptcy following FTX’s bankruptcy filing, such as BlockFi Inc. and Genesis Global Capital, LLC. In response to these events, the prices of cryptocurrencies have experienced extreme volatility and other entities in the crypto asset industry have been, and may continue to be, negatively affected, further undermining confidence in the crypto asset industry. These events are continuing to develop and the full facts are continuing to emerge. It is not possible to predict at this time all of the risks that they may pose to the Fund, its service providers or to the crypto asset industry as a whole.

Factors affecting the further development of crypto assets include, but are not limited to, continued worldwide growth or possible cessation or reversal in the adoption and use of crypto assets and other digital assets; government and quasi-government regulation or restrictions on or regulation of access to and operation of digital asset networks; changes in consumer demographics and public preferences; maintenance and development of open-source software protocol; availability and popularity of other forms or methods of buying and selling goods and services; the use of the networks supporting digital assets, such as those for developing smart contracts and distributed applications; general economic conditions and the regulatory environment relating to digital assets; negative consumer or public perception; and general risks tied to the use of information technologies, including cyber risks. A hack or failure of one crypto asset may lead to a loss in confidence in, and thus decreased usage and/or value of, other cryptocurrencies.

Crypto asset markets in the U.S. exist in a state of regulatory uncertainty. Regulatory changes or actions by Congress as well as U.S. federal or state agencies may adversely affect the value of the Fund’s indirect investments in crypto assets. As digital assets have grown in both popularity and market size, a number of state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. In addition, the Securities and Exchange Commission, U.S. state securities regulators and several foreign governments have issued warnings and instituted legal proceedings in which they argue that certain digital assets may be classified as securities and that both those digital assets and any related initial coin offerings are subject to securities regulations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against virtual currency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from virtual currency activity.

Currently, there is relatively limited use of crypto assets in the retail and commercial marketplace, which contributes to price volatility. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the value of cryptocurrencies, either of which could adversely impact the value of the Fund’s investment. In addition, to the extent market participants develop a preference for one crypto asset over another, the value of the less preferred crypto asset would likely be adversely affected.

The Fund’s exposure to crypto assets may change over time and, accordingly, such exposure may not be represented in the Fund’s portfolio at any given time. Many significant aspects of the tax treatment of investments in crypto assets are uncertain, and a direct or indirect investment in crypto assets may produce non-qualifying income. Crypto assets are a new technological innovation with a limited history; it is a highly speculative asset and future regulatory actions or policies may limit, perhaps to a materially adverse extent, the value of the Fund’s indirect investment in crypto assets and the ability to exchange a crypto asset or utilize it for payments.

Blockchain technology is a relatively new and untested technology which operates as a distributed ledger. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Access to a given blockchain requires an individualized key, which, if compromised, could result in loss due to theft, destruction or inaccessibility. There is little regulation of blockchain technology other than the intrinsic public nature of the blockchain system. Any future regulatory developments could affect the viability and expansion of the use of blockchain technology.

The adoption of blockchain and the development of competing platforms or technologies could affect its usage. There are currently a number of competing blockchain platforms with competing intellectual property claims. The uncertainty inherent in these competing technologies could cause companies to use alternatives to blockchain. In addition, blockchain networks may undergo technological developments or upgrades. Certain upgrade proposals to a blockchain may not be accepted by all the participants in an ecosystem. If one significant group adopts a proposed upgrade and another does not – or if groups adopt different upgrades – this can result in a “fork” of the blockchain, wherein two distinct sets of users and validators or users and miners run two different versions of a protocol. If the versions are sufficiently different such that the two versions of the protocol cannot simultaneously maintain and update a shared record of the blockchain database, it is called a “hard fork.” A hard fork can result in the creation of two competing blockchains, each with its own native crypto assets.

Lastly, technological developments may lead to technical or other flaws (including undiscovered flaws) in the underlying blockchain technology, including in the process by which transactions are recorded to a blockchain, or by which the validity of a copy of such blockchain can be proven, or the development of new or existing hardware or software tools or mechanisms that could negatively impact the functionality of the blockchain systems, all of which could negatively impact Fund shares.”

Comment 20.Please supplementally confirm that the Fund’s Code of Ethics applies to transactions in crypto assets and that Access Persons will be required to pre-clear such transactions.
Response:    The Investment Adviser’s Code of Ethics applies to transactions, and requires Access Persons to pre-clear transactions, in the products that offer exposure to crypto assets that the Fund may hold.

*	*	*
If you have any questions regarding the above responses, please do not hesitate to contact Chad Fickett at U.S. Bank Global Fund Services at (608) 716-8890 or chad.fickett@usbank.com.
Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Vice President, Assistant Secretary

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts for Advisor Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in Advisor Class A shares of the Kinetics Funds. More information about these and other discounts is available from your financial professional and in the sections titled, “Description of Classes” beginning on page 37 of the Fund’s prospectus, in Appendix A to this Prospectus - Financial Intermediary Sales Charge Variations, and “Purchasing Shares” beginning on page 53 of the Fund’s statement of additional information.

	Advisor Class A Shares			Advisor Class C Shares			Institutional Class Shares		No Load Class Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)		5.75%	(1)		None			None		None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)		None			1.00%	(2)		None		None
Redemption Fee (as a percentage of amount redeemed on shares held for 30 days or less, if applicable)		2.00%			2.00%			2.00%		2.00%
Wire fee		$15			$15			$15		$15
Overnight check delivery fee for weekday		$25			$25			$25		$25
Retirement account fees (annual maintenance fee)		$15			$15			$15		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees(3)		1.00%			1.00%			1.00%		1.00%
Distribution and service (Rule 12b-1) fees		0.25%			0.75%			None		None
Other expenses		0.83%			0.83%			0.78%		0.83%
Shareholder service fee	0.25%			0.25%			0.20%		0.25%
Other Operating Expenses(4)	0.58%			0.58%			0.58%		0.58%
Acquired Fund Fees and Expenses		0.13%			0.13%			0.13%		0.13%
Total annual fund operating expenses(5)		2.21%			2.71%			1.91%		1.96%
Fees waiver and/or expenses reimbursements		(0.58%)			(0.33%)			(0.53%)	(6)	(0.38%)
Total annual fund operating expenses after fee waiver and/or expense reimbursements (7)		1.63%			2.38%			1.38%		1.58%
(1)No initial sales charge is applied to purchases of $1 million or more.
(2)A CDSC of 1.00% will be charged on Advisor Class C Share purchases that are redeemed in whole or in part within 12 months of purchase.
(3)    "Management Fees” include any management or performance fee that may be incurred by any subsidiary wholly-owned and controlled by the Fund.
(4)    “Other Operating Expenses” include expenses incurred by any subsidiary wholly-owned and controlled by the Fund.

(5)    Total Annual Fund Operating Expenses do not correlate to the ratio of operating expenses to average net assets before expense reimbursement found in the “Financial Highlights” section of this Prospectus, which reflects the Fund’s operating expenses and does not include acquired fund fees and expenses (“AFFE”).
(6)    The Fund’s adviser, Horizon Kinetics Asset Management, LLC (“Kinetics” or the “Investment Adviser”) has contractually agreed to reimburse the Fund the portion of Shareholder Servicing fees in excess of 0.05% of the average daily net assets of the Institutional Class until at least April 30, 2025.
(7)    In addition, the Investment Adviser has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding, as applicable, front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, AFFE (as determined in accordance with Form N‑1A), expenses incurred in connection with any merger or reorganization and extraordinary expenses such as litigation expenses) do not exceed 1.50%, 2.25%, 1.25% and 1.45% of the average daily net assets of the Advisor Class A Shares, Advisor Class C Shares, Institutional Shares and No Load Shares, respectively. This agreement is in effect until April 30, 2025, and may be terminated before that date only by the Company’s Board of Directors. The Fund’s Investment Adviser is permitted to seek reimbursement from the Fund for a period ending three full years after the date of the waiver or payment. Any reimbursement is limited to the lesser of the Expense Cap in effect at the time of the waiver and the Expense Cap in effect at the time of reimbursement.

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